June 26, 2020

Edward M. Kelly

Senior Counsel

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

                            Re:        ClearOne, Inc.

                                          Registration Statement on Form S-3

                                          Filed May 7, 2020

                                          File No. 333-238085

Dear Mr. Kelly:

On behalf of ClearOne, Inc. (the “Company”), and in connection with the Company’s registration statement on Form S-3 filed on May 7, 2020 (the “Registration Statement”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 9, 2020 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Company’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Registration Statement.

Pre-effective Amendment 1 to Registration Statement on Form S-3 filed June 1, 2020

Our certification of incorporation designates the Court of Chancery, page 4

1.                     Please revise the disclosures in the first paragraph on page 5 to reflect the scope of Article X of your certificate of incorporation.

Response:      The Company has amended the Registration Statement to conform the description of the forum selection provisions of the Company’s Certificate of Incorporation to the exact text of Article X of the Certificate of Incorporation and will conform similar disclosure of the risk factor in subsequent periodic reports in the future.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•         It is responsible for the adequacy and accuracy of the disclosure in its filings;

•         Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•         It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 713-238-1817.

                                                                      Very truly yours,

                                                                      Michael Dunn, Esq.

Cc:         Zeynep Hakimoglu

              Narsi Narayanan